                                        FILED PURSUANT TO RULE 424(b)(5)
                                        REGISTRATION STATEMENT NO. 333-15559 and
                                        333-15559-02

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 5, 1996

                         450,000 PREFERRED SECURITIES

                            BANKAMERICA CAPITAL II

            8% CUMULATIVE SEMI-ANNUAL INCOME PREFERRED SECURITIES,
                                   SERIES 2

              (LIQUIDATION AMOUNT $1,000 PER PREFERRED SECURITY)
   FULLY AND UNCONDITIONALLY GUARANTEED, TO THE EXTENT DESCRIBED HEREIN, BY

                            BANKAMERICA CORPORATION
                                ---------------

  The 8% Cumulative Semi-Annual Income Preferred Securities, Series 2 (the "Series 2 Preferred Securities"), offered hereby represent beneficial interests in BankAmerica Capital II, a trust created under the laws of the State of Delaware (the "Series 2 Issuer Trust"). BankAmerica Corporation, a Delaware corporation (the "Corporation"), will be the owner of all of the beneficial interests represented by common securities of the Series 2 Issuer Trust ("Series 2 Common Securities" and, collectively with the Series 2 Preferred Securities, the "Series 2 Securities"). Bankers Trust Company is the Property Trustee of the Series 2 Issuer Trust. The Series 2 Issuer Trust exists for the sole purpose of issuing the Series 2 Securities and investing the proceeds thereof in 8% Junior Subordinated

                                                       (Continued on next page)
                                ---------------
SEE "RISK FACTORS" BEGINNING ON PAGE S-4 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE SERIES 2 PREFERRED SECURITIES.
                                ---------------

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.
                                ---------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
    THE  PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
     CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------
  The Underwriters (as defined herein) have agreed to purchase the Series 2 Preferred Securities from the Series 2 Issuer Trust at $999.38 per Preferred Security ($449,721,000 aggregate proceeds to the Series 2 Issuer Trust) plus accrued Distributions, if any, from December 23, 1996, subject to the terms and conditions set forth in the Underwriting Agreement. The Underwriters propose to offer the Series 2 Preferred Securities from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. See "Underwriting."

  In view of the fact that the proceeds of the sale of the Series 2 Preferred Securities will be used to purchase the Series 2 Subordinated Debentures, the Underwriting Agreement provides that the Corporation will pay to the Underwriters as compensation for their arranging the investment therein of such proceeds, $10.00 per Series 2 Preferred Security (or $4,500,000 in the aggregate). See "Underwriting." Expenses of the offering, which are payable by the Corporation, are estimated to be $400,000.
                                ---------------
  This Prospectus Supplement and the related Prospectus may be used by BA Securities, Inc., an affiliate of the Corporation and the Series 2 Issuer Trust, in connection with offers and sales related to secondary market transactions in the Series 2 Preferred Securities. BA Securities, Inc. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

  The Series 2 Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series 2 Preferred Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York, on or about December 23, 1996, against payment therefor in immediately available funds.

UBS SECURITIES                                             MORGAN STANLEY & CO.
                                                               INCORPORATED

BA SECURITIES, INC.                                       CHASE SECURITIES INC.

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 18, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES 2 PREFERRED SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER THE COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ---------------

(cover page continued)

Deferrable Interest Debentures, Series 2 (the "Series 2 Subordinated Debentures"), to be issued by the Corporation. The Series 2 Subordinated Debentures will mature on December 15, 2026 (the "Stated Maturity"), The Series 2 Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Series 2 Common Securities. See "Description of Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus.

  Holders of the Series 2 Preferred Securities will be entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 1997, at the annual rate of 8% of the Liquidation Amount of $1,000 per Series 2 Preferred Security ("Distributions"). The Distribution on June 15, 1997 will be $38.2222 per Series 2 Preferred Security. The Corporation has the right to defer payment of interest on the Series 2 Subordinated Debentures at any time or from time to time for a period not exceeding 10 consecutive semi-annual periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Series 2 Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Corporation may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Series 2 Subordinated Debentures are so deferred, Distributions on the Series 2 Preferred Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Corporation's capital stock or debt securities of the Corporation that rank pari passu in all respects with or junior to the Series 2 Subordinated Debentures. During an Extension Period, interest on the Series 2 Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Series 2 Preferred Securities are entitled will accumulate) at the rate of 8% per annum, compounded semi-annually, and holders of Series 2 Preferred Securities will be required to accrue interest income for United States federal income tax purposes. See "Certain Terms of Series 2 Subordinated Debentures--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  The Corporation has, through the Series 2 Guarantee, the Trust Agreement, the Series 2 Subordinated Debentures, the Junior Subordinated Indenture and the Expense Agreement (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all of the Series 2 Issuer Trust's obligations under the Series 2 Preferred Securities. See "Relationship Among the Preferred Securities, the Corresponding Junior Subordinated Debentures and the Guarantees--Full and Unconditional Guarantee" in the accompanying Prospectus. The Series 2 Guarantee of the Corporation guarantees the payment of Distributions and payments on liquidation or redemption of the Series 2 Preferred Securities, but only in each case to the extent of funds held by the Series 2 Issuer Trust, as described herein (the "Series 2 Guarantee"). See "Description of Guarantees" in the accompanying Prospectus. If the Corporation does not make interest payments on the Series 2 Subordinated Debentures held by the Series 2 Issuer Trust, the Series 2 Issuer Trust will have insufficient funds to pay Distributions on the Series 2 Preferred Securities. The Series 2 Guarantee does not cover payment of Distributions when the Series 2 Issuer Trust does not have sufficient funds to pay such Distributions. In such event, a holder of Series 2 Preferred Securities may institute a legal proceeding directly against the Corporation to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights By Holders of Preferred Securities" in the accompanying Prospectus. The obligations of the Corporation under the

(cover page continued)

Series 2 Guarantee are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of Junior Subordinated Debentures--Subordination" in the accompanying Prospectus) of the Corporation.

  The Series 2 Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Series 2 Subordinated Debentures at their Stated Maturity or earlier redemption. Subject to the Corporation having received prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve, the Series 2 Subordinated Debentures are redeemable prior to their Stated Maturity at the option of the Corporation (i) on or after December 15, 2006, in whole at any time or in part from time to time, or (ii) in whole (but not in part) prior to December 15, 2006 and within 90 days following the occurrence of a Tax Event or Capital Treatment Event (each as defined herein), in each case at the applicable redemption price set forth herein plus the accrued and unpaid interest on the Series 2 Subordinated Debentures so redeemed to the date fixed for redemption. See "Certain Terms of Series 2 Preferred Securities-- Redemption."

  The Corporation will have the right at any time to terminate the Series 2 Issuer Trust and, after satisfaction of liabilities to creditors of the Series 2 Issuer Trust as required by applicable law, cause the Series 2 Subordinated Debentures to be distributed to the holders of the Series 2 Securities in liquidation of the Series 2 Issuer Trust, subject to the Corporation having received (i) an opinion of counsel to the effect that such distribution will not be a taxable event to holders of the Series 2 Preferred Securities and
(ii) prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See "Certain Terms of Series 2 Preferred Securities--Liquidation of Series 2 Issuer Trust and Distribution of Series 2 Subordinated Debentures to Holders."

  The Series 2 Subordinated Debentures are unsecured and subordinated to all Senior Indebtedness. See "Risk Factors--Ranking of Subordinated Obligations Under the Series 2 Guarantee and the Series 2 Subordinated Debentures."

  In the event of the termination of the Series 2 Issuer Trust, after satisfaction of liabilities to creditors of the Series 2 Issuer Trust as required by applicable law, the holders of the Series 2 Preferred Securities will be entitled to receive a Liquidation Amount of $1,000 per Series 2 Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Series 2 Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

  The Series 2 Preferred Securities will be represented by global certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Series 2 Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described in the accompanying Prospectus, Series 2 Preferred Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance" in the accompanying Prospectus.

  The information in this Prospectus Supplement supplements and should be read in conjunction with the information contained in the accompanying Prospectus. As used herein, (i) the "Junior Subordinated Indenture" means the Junior Subordinated Indenture, as amended and supplemented from time to time, between the Corporation and Bankers Trust Company, as trustee (the "Debenture Trustee"), and (ii) the "Trust Agreement" means the Amended and Restated Trust Agreement relating to the Series 2 Issuer Trust among the Corporation, as Depositor, Bankers Trust Company, as Property Trustee (the "Property Trustee"), Bankers Trust (Delaware), as Delaware Trustee (the "Delaware Trustee"), and the Administrative Trustees named therein (collectively, with the Property Trustee and Delaware Trustee, the "Issuer Trustees"). Each of the other capitalized terms used in this Prospectus Supplement and not otherwise defined in this Prospectus Supplement has the meaning set forth in the accompanying Prospectus.

                                 RISK FACTORS

  Prospective purchasers of the Series 2 Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters.

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE SERIES 2 GUARANTEE AND THE SERIES 2 SUBORDINATED DEBENTURES

  The obligations of the Corporation under the Series 2 Guarantee issued by the Corporation for the benefit of the holders of Series 2 Preferred Securities and under the Series 2 Subordinated Debentures are subordinate and junior in right of payment to all Senior Indebtedness of the Corporation. At September 30, 1996, the aggregate outstanding Senior Indebtedness of the Corporation was approximately $17.1 billion. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including Bank of America National Trust and Savings Association, Bank of America Illinois and Bank of America NW, National Association, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Series 2 Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. In addition, there are also various legal limitations on the extent to which the Corporation's depository subsidiaries may extend credit, pay dividends or otherwise supply funds to the Corporation or various of its affiliates. Accordingly, the Series 2 Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series 2 Subordinated Debentures and the Series 2 Guarantee should look only to the assets of the Corporation for payments on the Series 2 Subordinated Debentures and the Series 2 Guarantee. See "BankAmerica Corporation." None of the Junior Subordinated Indenture, the Series 2 Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by the Corporation. See "Description of Guarantees--Status of the Guarantees" and "Description of Junior Subordinated Debentures--Subordination" in the accompanying Prospectus.

  The ability of the Series 2 Issuer Trust to pay amounts due on the Series 2 Preferred Securities is solely dependent upon the Corporation making payments on the Series 2 Subordinated Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES

  So long as no Event of Default under the Junior Subordinated Indenture has occurred or is continuing, the Corporation has the right under the Junior Subordinated Indenture to defer the payment of interest on the Series 2 Subordinated Debentures at any time or from time to time for a period not exceeding 10 consecutive semi-annual periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series 2 Subordinated Debentures. As a consequence of any such deferral, semi-annual Distributions on the Series 2 Preferred Securities by the Series 2 Issuer Trust will be deferred (and the amount of Distributions to which holders of the Series 2 Preferred Securities are entitled will accumulate additional Distributions thereon at the rate of 8% per annum, compounded semi-annually from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Corporation may not, and may not permit any subsidiary of the Corporation to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other Junior Subordinated Debentures) that rank pari passu in all respects with or junior in interest to the Series 2 Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series 2 Subordinated Debentures (other than (a) dividends or distributions in common stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,
(c) payments under any Guarantee or under any similar guarantee and (d) purchases of common stock related to the issuance of common stock or rights under any of the Corporation's (including its subsidiaries') benefit plans for their directors, officers or employees). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed 10 consecutive semi-annual periods or extend beyond the Stated Maturity of the Series 2 Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of 8%, compounded semi-annually, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Certain Terms of Series 2 Preferred Securities--Distributions" and "Certain Terms of Series 2 Subordinated Debentures--Option to Extend Interest Payment Period."

  Should an Extension Period occur, a holder of Series 2 Preferred Securities will continue to accrue income (in the form of original issue discount, which will include both stated interest and any de minimis original issue discount on the Series 2 Subordinated Debentures) in respect of its pro rata share of the Series 2 Subordinated Debentures held by the Series 2 Issuer Trust for United States federal income tax purposes. As a result, a holder of Series 2 Preferred Securities will include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Series 2 Issuer Trust if the holder disposes of the Series 2 Preferred Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales or Redemption of Series 2 Preferred Securities."

  The Corporation has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series 2 Subordinated Debentures. However, should the Corporation elect to exercise such right in the future, the market price of the Series 2 Preferred Securities is likely to be affected. A holder that disposes of its Series 2 Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Series 2 Preferred Securities. In addition, as a result of the existence of the Corporation's right to defer interest payments, the market price of the Series 2 Preferred Securities (which represent preferred beneficial interests in the Series 2 Issuer Trust) may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such deferrals.

TAX EVENT OR CAPITAL TREATMENT EVENT REDEMPTION

  Upon the occurrence and during the continuation of a Tax Event or Capital Treatment Event, the Corporation has the right to redeem the Series 2 Subordinated Debentures in whole (but not in part) prior to December 15, 2006 and within 90 days following the occurrence of such Tax Event or Capital Treatment Event and therefore cause a mandatory redemption of the Series 2 Preferred Securities. Any such redemption shall be at a price equal to the Make-Whole Amount (as defined in "Certain Terms of Series 2 Preferred Securities--Redemption"), together with accrued interest to but excluding the date fixed for redemption. The exercise of such right is subject to the Corporation having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

  A "Tax Event" means the receipt by the Series 2 Issuer Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the

United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Series 2 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Series 2 Issuer Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Series 2 Subordinated Debentures, (ii) interest payable by the Corporation on the Series 2 Subordinated Debentures is not, or within 90 days of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes, or (iii) the Series 2 Issuer Trust is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  See "--Possible Tax Law Changes Affecting the Series 2 Preferred Securities" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Corporation to cause a redemption of the Series 2 Preferred Securities prior to December 15, 2006.

  A "Capital Treatment Event" means the reasonable determination by the Corporation that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Series 2 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Series 2 Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Corporation.

EXCHANGE OF SERIES 2 SECURITIES FOR SERIES 2 SUBORDINATED DEBENTURES

  The Corporation will have the right at any time to terminate the Series 2 Issuer Trust and after satisfaction of the liabilities of creditors of the Series 2 Issuer Trust as provided by applicable law, cause the Series 2 Subordinated Debentures to be distributed to the holders of the Series 2 Securities in liquidation of the Series 2 Issuer Trust. The exercise of such right is subject to the Corporation having received (i) an opinion of counsel to the effect that such distribution will not be a taxable event to holders of the Series 2 Preferred Securities and (ii) prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Certain Terms of Series 2 Preferred Securities-- Liquidation of Series 2 Issuer Trust and Distribution of Series 2 Subordinated Debentures to Holders."

MARKET PRICES

  There can be no assurance as to the market prices for Series 2 Preferred Securities or Series 2 Subordinated Debentures that may be distributed in exchange for Series 2 Preferred Securities if a liquidation of the Series 2 Issuer Trust occurs. Accordingly, the Series 2 Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Series 2 Subordinated Debentures that a holder of Series 2 Preferred Securities may receive on liquidation of the Series 2 Issuer Trust, may trade at a discount to the price that the investor paid to purchase the Series 2 Preferred Securities offered hereby. Because holders of Series 2 Preferred Securities may receive Series 2 Subordinated Debentures on termination of the Series 2 Issuer Trust, prospective purchasers of Series 2 Preferred Securities are also making an investment decision with regard to the Series 2 Subordinated Debentures and should carefully review all the information regarding the Series 2 Subordinated Debentures contained herein. See "Certain Terms of the Series 2 Subordinated Debentures" in this Prospectus Supplement and "Description of Junior Subordinated Debentures--Corresponding Junior Subordinated Debentures" in the accompanying Prospectus.

RIGHTS UNDER THE SERIES 2 GUARANTEE

  The Series 2 Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Bankers Trust Company will act as the indenture trustee under the Series 2 Guarantee (the "Guarantee Trustee") for the purposes of compliance with the Trust Indenture Act and will hold the Series 2 Guarantee for the benefit of the holders of the Series 2 Preferred Securities. Bankers Trust Company will also act as Debenture Trustee for the Series 2 Subordinated Debentures and as Property Trustee and Bankers Trust (Delaware) will act as Delaware Trustee under the Trust Agreement. The Series 2 Guarantee guarantees to the holders of the Series 2 Preferred Securities the following payments, to the extent not paid by the Series 2 Issuer Trust: (i) any accrued and unpaid Distributions required to be paid on the Series 2 Preferred Securities, to the extent that the Series 2 Issuer Trust has funds on hand available therefor at such time,
(ii) the Redemption Price with respect to any Series 2 Preferred Securities called for redemption, to the extent that the Series 2 Issuer Trust has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary termination, winding-up or liquidation of the Series 2 Issuer Trust (unless the Series 2 Subordinated Debentures are distributed to holders of the Series 2 Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accrued and unpaid Distributions to the date of payment to the extent that the Series 2 Issuer Trust has funds on hand available therefor at such time and (b) the amount of assets of the Series 2 Issuer Trust remaining available for distribution to holders of the Series 2 Preferred Securities on liquidation of the Series 2 Issuer Trust. The Series 2 Guarantee is subordinate as described under "--Ranking of Subordinated Obligations Under the Series 2 Guarantee and the Series 2 Subordinated Debentures." The holders of not less than a majority in aggregate Liquidation Amount of the Series 2 Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Series 2 Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Series 2 Guarantee. Any holder of the Series 2 Preferred Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Series 2 Guarantee without first instituting a legal proceeding against the Series 2 Issuer Trust, the Guarantee Trustee or any other person or entity. If the Corporation were to default on its obligation to pay amounts payable under the Series 2 Subordinated Debentures, the Series 2 Issuer Trust would lack funds for the payment of Distributions or amounts payable on redemption of the Series 2 Preferred Securities or otherwise, and, in such event, holders of the Series 2 Preferred Securities would not be able to rely upon the Series 2 Guarantee for payment of such amounts. Instead, in the event a Debenture Event of Default shall have occurred and be continuing and such event is attributable to the failure of the Corporation to pay interest or premium, if any, on or principal of the Series 2 Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Series 2 Preferred Securities may institute a legal proceeding directly against the Corporation for enforcement of payment to such holder of the principal of or interest or premium, if any, on such Series 2 Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Series 2 Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Corporation will have a right of set-off under the Junior Subordinated Indenture to the extent of any payment made by the Corporation to such holder of Series 2 Preferred Securities in the Direct Action. Except as described herein, holders of Series 2 Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Series 2 Subordinated Debentures or assert directly any other rights in respect of the Series 2 Subordinated Debentures. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities," "--Debenture Events of Default" and "Description of Guarantees" in the accompanying Prospectus. The Trust Agreement provides that each holder of Series 2 Preferred Securities by acceptance thereof agrees to the provisions of the Series 2 Guarantee and the Junior Subordinated Indenture.

LIMITED VOTING RIGHTS

  Holders of Series 2 Preferred Securities will generally have limited voting rights relating only to the modification of the Series 2 Preferred Securities and the exercise of the Series 2 Issuer Trust's rights as holder of Series 2 Subordinated Debentures and the Series 2 Guarantee. Holders of Series 2 Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, and such voting rights are vested exclusively in the holder of the Series 2 Common Securities except upon the occurrence of certain events described herein. The Property Trustee, the Administrative Trustees and the Corporation may amend the Trust Agreement without the consent of holders of Series 2 Preferred Securities to ensure that the Series 2 Issuer Trust will be classified for United States federal income tax purposes as a grantor trust unless such action materially and adversely affects the interests of such holders. See "Description of Preferred Securities--Voting Rights; Amendment of Each Trust Agreement" and "--Removal of Issuer Trustees" in the accompanying Prospectus.

TRADING CHARACTERISTICS OF SERIES 2 PREFERRED SECURITIES

  The Corporation does not intend to have the Series 2 Preferred Securities listed on the New York Stock Exchange or any other securities exchange. The Series 2 Preferred Securities may trade at prices that do not fully reflect the value of accrued and unpaid interest with respect to the underlying Series 2 Subordinated Debentures. See "Certain Federal Income Tax Consequences-- Interest Income and Original Issue Discount" and "--Sales or Redemption of Series 2 Preferred Securities" for a discussion of the United States federal income tax consequences that may result from a taxable disposition of the Series 2 Preferred Securities.

POSSIBLE TAX LAW CHANGES AFFECTING THE SERIES 2 PREFERRED SECURITIES

  On March 19, 1996, the Revenue Reconciliation Bill of 1996 (the "Bill"), the revenue portion of President Clinton's budget proposal, was released. The Bill would generally deny interest deductions for interest on an instrument, issued by a corporation, that has a maximum term of more than 20 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If these provisions were to apply to the Series 2 Subordinated Debentures, the Corporation would be unable to deduct interest on the Series 2 Subordinated Debentures. On March 29, 1996, the Chairmen of the Senate Finance and House Ways and Means Committees issued a joint statement to the effect that it was their intention that the effective date of the President's legislative proposals, if adopted, will be no earlier than the date of appropriate Congressional action. Under current law, the Corporation will be able to deduct interest on the Series 2 Subordinated Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not affect the ability of the Corporation to deduct interest on the Series 2 Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit the Corporation, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Series 2 Preferred Securities before December 15, 2006. See "Certain Terms of Series 2 Subordinated Debentures--Redemption" in this Prospectus Supplement and "Description of Preferred Securities--Redemption" in the accompanying Prospectus. See also "Certain Federal Income Tax Consequences--Possible Tax Law Changes."

                            BANKAMERICA CAPITAL II

  BankAmerica Capital II is a statutory business trust created under Delaware law pursuant to (i) the Trust Agreement executed by the Corporation, as Depositor, Bankers Trust Company, as Property Trustee, Bankers Trust (Delaware), as Delaware Trustee, and the Administrative Trustees named therein, and (ii) the filing of a certificate of trust with the Delaware Secretary of State on November 4, 1996. The Series 2 Issuer Trust's business and affairs are conducted by the Issuer Trustees: Bankers Trust Company, as Property Trustee, and Bankers Trust (Delaware), as Delaware Trustee, and three individual Administrative Trustees who are employees or officers of or affiliated with the Corporation. The Series 2 Issuer Trust exists for the exclusive purposes of (i) issuing and selling the Series 2 Securities,
(ii) using the proceeds from the sale of Series 2 Securities to acquire Series 2 Subordinated Debentures issued by the Corporation and (iii) engaging in only those other activities necessary or incidental thereto (such as registering the transfer of the Series 2 Securities). Accordingly, the Series 2 Subordinated Debentures and the right to reimbursement of expenses under the related Expense Agreement will be the sole assets of the Series 2 Issuer Trust, and payments under the Series 2 Subordinated Debentures and the related Expense Agreement will be the sole revenue of the Series 2 Issuer Trust. All of the Series 2 Common Securities will be owned by the Corporation. The Series 2 Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Series 2 Preferred Securities, except that upon the occurrence and continuance of an event of default under the Trust Agreement resulting from an Event of Default under the Junior Subordinated Indenture, the rights of the Corporation as holder of the Series 2 Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Series 2 Preferred Securities. See "Description of Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus. The Corporation will acquire Series 2 Common Securities in an aggregate liquidation amount equal to 3% of the total capital of the Series 2 Issuer Trust. The Series 2 Issuer Trust has a term of 31 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of the Series 2 Issuer Trust is 555 California Street, San Francisco, California 94104, Attention:
Secretary, and its telephone number is (415) 622-3530. See "The Issuer Trusts" in the accompanying Prospectus.

                            BANKAMERICA CORPORATION

  The Corporation is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and was incorporated in the State of Delaware in 1968. At September 30, 1996, the Corporation was one of the three largest bank holding companies in the United States, based on total assets.

  The Corporation's largest subsidiaries, based on total assets, are Bank of America National Trust and Savings Association ("Bank of America"), Bank of America Illinois ("BAI"), and Bank of America NW, National Association, formerly Seattle-First National Bank ("BANW").

  Bank of America became a subsidiary of the Corporation in 1969. Bank of America began business in San Francisco, California, as Bank of Italy in 1904 and adopted its present name in 1930. BAI, headquartered in Chicago, Illinois, was acquired by the Corporation in 1994. BANW, the largest commercial bank in Washington based on total assets at September 30, 1996, was acquired by the Corporation in 1983.

  The Corporation, through its network of subsidiaries, provides banking and other financial services throughout the United States and in selected international markets to consumers and business customers, including corporations, governments and other institutions.

  The Corporation's principal executive offices are located at 555 California Street, San Francisco, California 94104 (telephone (415) 622-3530).

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for the Corporation including its consolidated subsidiaries is computed by dividing earnings by fixed charges. Earnings consist primarily of income (loss) before income taxes adjusted for fixed charges. Fixed charges consist primarily of interest expense on short- and long-term borrowings and one-third (the portion deemed representative of the interest factor) of net rents under long-term leases.

  The following table sets forth the ratio of earnings to fixed charges for the Corporation and its consolidated subsidiaries for the periods indicated and reflects the effects of the merger of Continental Bank Corporation with and into the Corporation subsequent to its consummation on August 31, 1994 and the effects of the merger of Security Pacific Corporation with and into the Corporation subsequent to its consummation on April 22, 1992.

                                          NINE MONTHS
                                             ENDED
                                         SEPTEMBER 30, YEAR ENDED DECEMBER 31,
                                         ------------- ------------------------
                                          1996   1995  1995 1994 1993 1992 1991
                                         ------ ------ ---- ---- ---- ---- ----
RATIO OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits..........   2.72   2.75 2.77 3.26 3.55 3.18 3.25
Including interest on deposits..........   1.60   1.61 1.61 1.74 1.79 1.53 1.34

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries as of September 30, 1996 and as adjusted to give effect to the consummation of the offering of the Series 2 Preferred Securities and the offering of $450,000,000 of 8.07% Capital Securities, Series A (the "Series A Securities") and $300,000,000 of 7.7% Capital Securities, Series B (the "Series B Securities"), each of which was consummated on November 27, 1996, and $300,000,000 of 7 3/4% Trust Originated Preferred Securities, Series 1 (the "Series 1 Securities") which is expected to be consummated on December 20, 1996. The following data should be read in conjunction with the consolidated financial statements and notes thereto of the Corporation and its subsidiaries incorporated in the accompanying Prospectus by reference.

                                                                   SEPTEMBER 30,
                                                                        1996
                                                                  -----------------
                                                                              AS
                                                                  ACTUAL   ADJUSTED
                                                                  -------  --------
   (DOLLAR AMOUNTS IN MILLIONS)
   Long-Term Debt:
   Senior Debt
     The Corporation............................................. $ 8,244  $ 8,244
     Subsidiary obligations......................................     415      415
                                                                  =======  =======
                                                                    8,659    8,659
                                                                  -------  -------
   Subordinated Debt
     The Corporation.............................................   5,986    5,986
     Subsidiary obligations......................................     454      454
                                                                  -------  -------
                                                                    6,440    6,440
                                                                  -------  -------
       Total Long-Term Debt......................................  15,099   15,099
                                                                  -------  -------
   Subordinated Capital Notes(a).................................     355      355
                                                                  -------  -------
   Corporation Obligated Mandatorily Redeemable Preferred
    Securities of Subsidiary Trusts Holding Solely Junior
    Subordinated Deferrable Interest Debentures of the
    Corporation(b)...............................................     --     1,500
   Preferred Stock (authorized: 70,000,000 shares;
    issued: 36,538,239 shares)...................................   2,242    2,242
                                                                  -------  -------
   Common Stockholders' Equity:
     Common stock, par value $1.5625 (authorized: 700,000,000
      shares; issued: 387,291,562 shares)........................     605      605
     Additional paid-in capital..................................   8,458    8,458
     Retained earnings...........................................  10,989   10,989
     Net unrealized loss on available-for-sale securities........     (27)     (27)
     Common stock in treasury, at cost (28,465,838 shares).......  (1,755)  (1,755)
                                                                  -------  -------
       Total Common Stockholders' Equity.........................  18,270   18,270
                                                                  -------  -------
        Total Capitalization of the Corporation(c)............... $35,966  $37,466
                                                                  =======  =======

--------
(a) Issuances of common and preferred stock of $350 million have been dedicated to retire or redeem subordinated capital notes.

(b) The Series 2 Preferred Securities are issued by the Series 2 Issuer Trust. The sole assets of the Series 2 Issuer Trust consist of $463,918,000 principal amount of Series 2 Subordinated Debentures issued by the Corporation to the Series 2 Issuer Trust and the Expense Agreement. The Series 2 Subordinated Debentures will bear interest at the rate of 8% per annum and will mature on December 15, 2026. The Corporation owns all of the Series 2 Common Securities of the Series 2 Issuer Trust.

  The Series A Securities were issued by BankAmerica Institutional Capital A (the "Series A Trust"). The sole assets of the Series A Trust consist of $463,918,000 principal amount of 8.07% Junior Subordinated Deferrable Interest Debentures, Series A (the "Series A Debentures") issued by the Corporation to the Series A Trust and a related expense reimbursement agreement issued by the Corporation. The Series A Debentures bear interest at the rate of 8.07% per annum and will mature on December 31, 2026. The Corporation owns all of the Common Securities of the Series A Trust.

  The Series B Securities were issued by BankAmerica Institutional Capital B (the "Series B Trust"). The sole assets of the Series B Trust consist of $309,279,000 principal amount of 7.7% Junior Subordinated Deferrable Interest Debentures, Series B (the "Series B Debentures") issued by the Corporation to the Series B Trust. The Series B Debentures bear interest at the rate of 7.7% per annum and will mature on December 31, 2026. The Corporation owns all of the Common Securities of the Series B Trust.

  The Series 1 Securities are to be issued by BankAmerica Capital I (the "Series 1 Trust"). The sole assets of the Series 1 Trust consist of $309,279,000 principal amount of 7 3/4% Junior Subordinated Deferrable Interest Debentures, Series 1 (the "Series 1 Debentures") issued by the Corporation to the Series 1 Trust and a related expense reimbursement agreement issued by the Corporation. The Series 1 Debentures bear interest at the rate of 7 3/4% per annum and will mature on December 31, 2026, which date may be shortened to a date not earlier than December 20, 2001 or extended to a date not later than December 31, 2045, in either case, if certain conditions are met. The Corporation owns all of the Common Securities of the Series 1 Trust.

(c) Subsequent to September 30, 1996, the capitalization of the Corporation and its consolidated subsidiaries has been affected by various issuances, redemptions, repurchases and maturities which are not reflected in this table.

                             ACCOUNTING TREATMENT

  For financial reporting purposes, the Series 2 Issuer Trust will be treated as a subsidiary of the Corporation and, accordingly, the accounts of the Series 2 Issuer Trust will be included in the consolidated financial statements of the Corporation. The Series 2 Preferred Securities will be included in a separate line item in the consolidated balance sheets of the Corporation, entitled "Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Deferrable Interest Debentures of the Corporation" and appropriate disclosures about the Series 2 Preferred Securities, the Series 2 Guarantee and the Series 2 Subordinated Debentures will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Corporation will record Distributions payable on the Series 2 Preferred Securities as an expense in the consolidated statements of income.

  The Corporation has agreed that future financial reports of the Corporation will: (i) present the preferred securities issued by other trusts created by the Corporation on the Corporation's balance sheet in the separate line item entitled "Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Deferrable Interest Debentures of the Corporation"; (ii) include in a footnote to the financial statements disclosure that the sole assets of the trusts are the junior subordinated debentures and the related expense agreement (specifying as to each trust the principal amount, interest rate and maturity date of junior subordinated debentures held); and (iii) if Staff Accounting Bulletin 53 treatment is sought, include, in an audited footnote to the financial statements, disclosure that (a) the trusts are wholly owned, (b) the sole assets of the trusts are the junior subordinated debentures (specifying as to each trust the principal amount, interest rate and maturity date of the junior subordinated debentures held) and the related expense agreement, and (c) the obligations of the Corporation under the junior subordinated debentures, the relevant indenture, trust agreement and guarantee, in the aggregate, constitute a full and unconditional guarantee by the Corporation of such trust's obligations under the preferred securities issued by such trust.

                CERTAIN TERMS OF SERIES 2 PREFERRED SECURITIES

GENERAL

  The following summary of certain terms and provisions of the Series 2 Preferred Securities supplements the description of the terms and provisions of the Preferred Securities set forth in the accompanying Prospectus under the heading "Description of Preferred Securities," to which description reference is hereby made. This summary of certain terms and provisions of the Series 2 Preferred Securities, which describes the material provisions thereof, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, to which reference is hereby made. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus form a part.

DISTRIBUTIONS

  The Series 2 Preferred Securities represent beneficial interests in the Series 2 Issuer Trust, and Distributions on each Series 2 Preferred Security will be payable at the annual rate of 8% of the stated Liquidation Amount of $1,000, payable semi-annually in arrears on June 15 and December 15 of each year, to the holders of the Series 2 Preferred Securities at the close of business on the relevant record dates. The record dates will be, for so long as the Series 2 Preferred Securities remain in book-entry form, one Business Day prior to the relevant Distribution payment date and, in the event the Series 2 Preferred Securities are not in book-entry form, the 1st day of the month in which the relevant Distribution payment date occurs. Distributions will accumulate from the date of original issuance. The first Distribution payment date for the Series 2 Preferred Securities will be June 15, 1997 and the Distribution will be $38.22222 per Series 2 Preferred Security. The amount of Distributions payable for any period less than a full Distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in a period. Distributions payable for each full Distribution period will be computed by dividing the rate per annum by two. In the event that any date on which Distributions are payable on the Series 2 Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. See "Description of Preferred Securities--Distributions" in the accompanying Prospectus.

  So long as no Event of Default under the Junior Subordinated Indenture has occurred and is continuing, the Corporation has the right under the Junior Subordinated Indenture to defer the payment of interest on the Series 2 Subordinated Debentures at any time or from time to time for a period not exceeding 10 consecutive semi-annual periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series 2 Subordinated Debentures. As a consequence of any such election, semi-annual Distributions on the Series 2 Preferred Securities will be deferred by the Series 2 Issuer Trust during any such Extension Period. Distributions to which holders of the Series 2 Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of 8% thereof, compounded semi-annually from the relevant payment date for such Distributions, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in a period. Additional Distributions payable for each full Distribution period will be computed by dividing the rate per annum by two. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Corporation may not, and may not permit any subsidiary of the Corporation to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other Junior Subordinated Debentures) that rank pari passu in all respects with or junior in interest to the Series 2 Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series 2 Subordinated Debentures (other than (a) dividends or distributions in common stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under any Guarantee or any similar guarantee and (d) purchases of common stock related to the issuance of common stock or rights under any of the Corporation's (including its subsidiaries') benefit plans for their directors, officers or employees). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed 10 consecutive semi-annual periods or extend beyond the Stated Maturity of the Series 2 Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Corporation may elect to begin a new Extension Period. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Certain Terms of Series 2 Subordinated Debentures-- Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Original Issue Discount."

  The Corporation has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series 2 Subordinated Debentures.

REDEMPTION

  Upon the repayment or redemption, in whole or in part, of the Series 2 Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Junior Subordinated Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Series 2 Securities, upon not less than 30 nor more than 90 days notice prior to the date fixed for repayment or redemption, at a redemption price, with respect to the Series 2 Securities (the "Redemption Price"), equal to the aggregate Liquidation Amount of such Series 2 Securities plus accumulated and unpaid Distributions thereon to but excluding the date of redemption (the "Redemption Date") and the related amount of premium, if any, paid by the Corporation upon the concurrent redemption of such Series 2 Subordinated Debentures. See "Description of Preferred Securities--Redemption" in the accompanying Prospectus. For a description of the Stated Maturity and redemption provisions of the Series 2 Subordinated Debentures, see "Certain Terms of Series 2 Subordinated Debentures--General" and "--Redemption."

  The Corporation has the right to redeem the Series 2 Subordinated Debentures
(i) on or after December 15, 2006, in whole at any time or in part from time to time, or (ii) in whole (but not in part) prior to December 15, 2006 and within 90 days following the occurrence of a Tax Event or Capital Treatment Event (each as defined below). A redemption of the Series 2 Subordinated Debentures would cause a mandatory redemption of the Series 2 Preferred Securities and Series 2 Common Securities.

  The Redemption Price, in the case of a redemption under (i) above, shall equal the following prices expressed in percentages of the Liquidation Amount (as defined below) together with accrued Distributions to but excluding the date fixed for redemption. If redeemed during the 12-month period beginning December 15:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2006...........................................................  103.9690%
      2007...........................................................  103.5721
      2008...........................................................  103.1752
      2009...........................................................  102.7783
      2010...........................................................  102.3814
      2011...........................................................  101.9845
      2012...........................................................  101.5876
      2013...........................................................  101.1907
      2014...........................................................  100.7938
      2015...........................................................  100.3969

and at 100% on or after December 15, 2016.

  The Redemption Price, in the case of a redemption following a Tax Event or Capital Treatment Event as described under (ii) above, shall equal for each Series 2 Preferred Security the Make-Whole Amount for a corresponding $1,000 principal amount of Series 2 Subordinated Debentures together with accrued Distributions to but excluding the Redemption Date. The "Make-Whole Amount" shall be equal to the greater of (i) 100% of the principal amount of such Series 2 Subordinated Debentures or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the principal amount and premium payable as part of the Redemption Price with respect to an optional redemption of such Series 2 Subordinated Debentures on December 15, 2006, together with scheduled payments of interest from the Redemption Date to December 15, 2006 (the "Remaining Life"), in each case discounted to the prepayment date on a semi-annual basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Treasury Rate.

  "Adjusted Treasury Rate" means, with respect to any Redemption Date, the Treasury Rate plus (i) 1.25% if such Redemption Date occurs on or before December 15, 1997 or (ii) .50% if such Redemption Date occurs after December 15, 1997.

  "Treasury Rate" means (i) the yield, under the heading which represents the average for the immediately prior week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Remaining Life (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Remaining Life shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

  "Comparable Treasury Issue" means with respect to any Redemption Date the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life. If no United States Treasury security has a maturity which is within a period from three months before to three months after December 15, 2006, the two most closely corresponding United States Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities.

  "Quotation Agent" means UBS Securities LLC and their respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary Treasury Dealer. "Reference Treasury Dealer" means (i) the Quotation Agent and (ii) any other Primary Treasury Dealer selected by the Debenture Trustee after consultation with the Corporation.

  "Comparable Treasury Price" means (A) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Debenture Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Debenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Debenture Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

  "Like Amount" means (i) with respect to a redemption of Series 2 Securities, Series 2 Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Series 2 Subordinated Debentures to be contemporaneously redeemed in accordance with the Junior Subordinated Indenture, allocated to the Series 2 Common Securities and to the Series 2 Preferred Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of the Series 2 Securities and (ii) with respect to a distribution of Series 2 Subordinated Debentures to holders of Series 2 Securities in connection with a dissolution or liquidation of the Series 2 Issuer Trust, Series 2 Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Series 2 Securities of the holder to whom such Series 2 Subordinated Debentures are distributed.

  "Liquidation Amount" means the stated amount of $1,000 per Series 2
Security.

  "Tax Event" means the receipt by the Series 2 Issuer Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of such Series 2 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Series 2 Issuer Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Series 2 Subordinated Debentures, (ii) interest payable by the Corporation on the Series 2 Subordinated Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes or (iii) the Series 2 Issuer Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  "Capital Treatment Event" means the reasonable determination by the Corporation that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Series 2 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Series 2 Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Corporation.

LIQUIDATION OF SERIES 2 ISSUER TRUST AND DISTRIBUTION OF SERIES 2 SUBORDINATED DEBENTURES TO HOLDERS

  The Corporation will have the right at any time to terminate the Series 2 Issuer Trust and cause the Series 2 Subordinated Debentures to be distributed to the holders of the Series 2 Securities in liquidation of the Series 2 Issuer Trust. Such right is subject to the Corporation having received (i) an opinion of counsel to the effect that such distribution will not be a taxable event to the holders of Series 2 Preferred Securities and (ii) prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

  Under current United States federal income tax law and interpretations and assuming, as expected, the Series 2 Issuer Trust is treated as a grantor trust, a distribution of the Series 2 Subordinated Debentures should not be a taxable event to holders of the Series 2 Preferred Securities.

LIQUIDATION VALUE

  The amount payable on the Series 2 Preferred Securities in the event of any liquidation of the Series 2 Issuer Trust is $1,000 per Series 2 Preferred Security plus accumulated and unpaid Distributions, which may be in the form of a distribution of such amount in Series 2 Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

REGISTRATION OF SERIES 2 PREFERRED SECURITIES

  The Series 2 Preferred Securities will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series 2 Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described below and in the accompanying Prospectus, Series 2 Preferred Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance" in the accompanying Prospectus.

  A global security shall be exchangeable for Series 2 Preferred Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as a depository for such global security and no successor depository shall have been appointed, or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when DTC is required to be so registered to act as such depository, (ii) the Corporation in its sole discretion determines that such global security shall be so exchangeable or (iii) there shall have occurred and be continuing an Event of Default under the Junior Subordinated Indenture with respect to the Series 2 Subordinated Debentures. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants (as defined in the accompanying Prospectus) with respect to ownership of beneficial interests in such global security. In the event that Series 2 Preferred Securities are issued in definitive form, such Series 2 Preferred Securities will be in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described below.

  Payments on Series 2 Preferred Securities represented by a global security will be made to DTC, as the depository for the Series 2 Preferred Securities. In the event Series 2 Preferred Securities are issued in definitive form, the Redemption Price and Distributions will be payable, the transfer of the Series 2 Preferred Securities will be registrable, and Series 2 Preferred Securities will be exchangeable for Series 2 Preferred Securities of other denominations of a like aggregate principal amount, at the corporate trust office of the Property Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees, provided that payment of any Distribution may be made at the option of the Administrative Trustees by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Series 2 Preferred Securities are issued in certificated form, the record dates for payment of Distributions will be the 1st day of the month in which the Distribution is made. For a description of DTC and the terms of the depository arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" in the accompanying Prospectus.

               CERTAIN TERMS OF SERIES 2 SUBORDINATED DEBENTURES

GENERAL

  The following summary of certain terms and provisions of the Series 2 Subordinated Debentures supplements the description of the terms and provisions of the Corresponding Junior Subordinated Debentures set forth in the accompanying Prospectus under the headings "Description of Junior Subordinated Debentures" and "Description of Junior Subordinated Debentures-- Corresponding Junior Subordinated Debentures," to which description reference is hereby made. The summary of certain terms and provisions of the Series 2 Subordinated Debentures set forth below, which describes the material terms thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Junior Subordinated Indenture, to which reference is hereby made. The Junior Subordinated Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part.

  Concurrently with the issuance of the Series 2 Preferred Securities, the Series 2 Issuer Trust will invest the proceeds thereof, together with the consideration paid by the Corporation for the Series 2 Common Securities, in the Series 2 Subordinated Debentures issued by the Corporation. The Series 2 Subordinated Debentures will bear interest at the annual rate of 8% of the principal amount thereof, payable semi-annually in arrears on June 15 and December 15 of each year (each, an "Interest Payment Date"), commencing June 15, 1997, to the person in whose name each Series 2 Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Series 2 Issuer Trust, each Series 2 Subordinated Debenture will be held by the Property Trustee in trust for the benefit of the holders of the Series 2 Securities. The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in a period. The amount of interest payable for any full interest period will be computed by dividing the rate per annum by two. In the event that any date on which interest is payable on the Series 2 Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of 8% thereof, compounded semi-annually. The term "interest" as used herein shall include semi-annual interest payments, interest on semi-annual interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.

  The Series 2 Subordinated Debentures will be issued as a series of junior subordinated debentures under the Junior Subordinated Indenture. The Series 2 Subordinated Debentures will mature on December 15, 2026.

  The Series 2 Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Indebtedness of the Corporation. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including Bank of America, BAI and BANW, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Series 2 Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. In addition, there are also various legal limitations on the extent to which the Corporation's depository subsidiaries may extend credit, pay dividends or otherwise supply funds to the Corporation or various of its affiliates. Accordingly, the Series 2 Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series 2 Subordinated Debentures should look only to the assets of the Corporation for payments on the Series 2 Subordinated Debentures. See "BankAmerica Corporation." The Junior Subordinated Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Corporation, including Senior Indebtedness, whether under the Junior Subordinated Indenture or any existing or other indenture that the Corporation may enter into in the future or otherwise. See "Description of Junior Subordinated Debentures--Subordination" in the accompanying Prospectus.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

  So long as no Event of Default under the Junior Subordinated Indenture has occurred and is continuing, the Corporation has the right under the Junior Subordinated Indenture at any time during the term of the Series 2 Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 10 consecutive semi-annual periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series 2 Subordinated Debentures. At the end of such Extension Period, the Corporation must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of 8%, compounded semi-annually and computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in a period, to the extent permitted by applicable law). The amount of additional interest payable for any full interest period will be computed by dividing the rate per annum by two. During an Extension Period, interest will continue to accrue and holders of Series 2 Subordinated Debentures (or holders of Series 2 Preferred Securities while such series is outstanding) will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  During any such Extension Period, the Corporation may not, and may not permit any subsidiary of the Corporation to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other Junior Subordinated Debentures) that rank pari passu in all respects with or junior in interest to the Series 2 Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series 2 Subordinated Debentures (other than (a) dividends or distributions in common stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,
(c) payments under any Guarantee or any similar guarantee and (d) purchases of common stock related to the issuance of common stock or rights under any of the Corporation's (including its subsidiaries') benefit plans for their directors, officers or employees). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed 10 consecutive semi-annual periods or extend beyond the Stated Maturity of the Series 2 Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Corporation may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Corporation must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Series 2 Preferred Securities would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice to the New York Stock Exchange, the Nasdaq National Market or other applicable self-regulatory organization or to holders of such Series 2 Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee shall give notice of the Corporation's election to begin a new Extension Period to the holders of the Series 2 Preferred Securities. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Description of Junior Subordinated Debentures--Option to Extend Interest Payment Date" in the accompanying Prospectus.

ADDITIONAL SUMS

  In the event a Tax Event has occurred and is continuing and the Series 2 Issuer Trust is the holder of all of the Series 2 Subordinated Debentures, the Corporation will pay Additional Sums, if any (as defined below), on the Series 2 Subordinated Debentures.

  "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions paid by the Series 2 Issuer Trust on the outstanding Series 2 Preferred Securities and

Series 2 Common Securities of the Series 2 Issuer Trust shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Series 2 Issuer Trust has become subject as a result of a Tax Event.

REDEMPTION

  Subject to the Corporation having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, the Series 2 Subordinated Debentures are redeemable prior to maturity at the option of the Corporation (i) on or after December 15, 2006, in whole at any time or in part from time to time, or (ii) in whole (but not in part) prior to December 15, 2006 and within 90 days following the occurrence of a Tax Event or Capital Treatment Event (each as defined under "Certain Terms of Series 2 Preferred Securities"), in each case at the redemption price described below. The proceeds of any such redemption will be used by the Series 2 Issuer Trust to redeem the Series 2 Securities.

  The Redemption Price in the case of a redemption under (i) above shall equal the following prices, expressed in percentages of the principal amount together with accrued interest to but excluding the dated fixed for redemption. If redeemed during the 12-month period beginning December 15:

                                                                      REDEMPTION
        YEAR                                                            PRICE
        ----                                                          ----------
        2006.........................................................  103.9690%
        2007.........................................................  103.5721
        2008.........................................................  103.1752
        2009.........................................................  102.7783
        2010.........................................................  102.3814
        2011.........................................................  101.9845
        2012.........................................................  101.5876
        2013.........................................................  101.1907
        2014.........................................................  100.7938
        2015.........................................................  100.3969

and at 100% on or after December 15, 2016.

  The Redemption Price, in the case of a redemption following a Tax Event or Capital Treatment Event as described under (ii) above, shall equal the Make-Whole Amount (as defined under "Certain Terms of Series 2 Preferred Securities--Redemption"), together with accrued interest to but excluding the date fixed for redemption.

DISTRIBUTION OF SERIES 2 SUBORDINATED DEBENTURES

  As described under "Certain Terms of Series 2 Preferred Securities-- Liquidation of Series 2 Issuer Trust and Distribution of Series 2 Subordinated Debentures to Holders," under certain circumstances involving the termination of the Series 2 Issuer Trust, Series 2 Subordinated Debentures may be distributed to the holders of the Series 2 Securities in liquidation of the Series 2 Issuer Trust after satisfaction of liabilities to creditors of the Series 2 Issuer Trust as provided by applicable law. If distributed to holders of Series 2 Securities in liquidation, the Series 2 Subordinated Debentures will initially be issued in the form of one or more global securities and DTC, or any successor depository for the Series 2 Preferred Securities, will act as depository for the Series 2 Subordinated Debentures. It is anticipated that the depository arrangements for the Series 2 Subordinated Debentures would be substantially identical to those in effect for the Series 2 Preferred Securities. There can be no assurance as to the market price of any Series 2 Subordinated Debentures that may be distributed to the holders of Series 2 Preferred Securities.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Series 2 Preferred Securities. This summary only addresses the tax consequences to a person that acquires Series 2 Preferred Securities on their original issue at their original offering price and that is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia or
(iii) an estate or trust the income of which is subject to United States federal income tax regardless of source (a "United States Person"). This summary does not address all tax consequences that may be applicable to a United States Person that is a beneficial owner of Series 2 Preferred Securities, nor does it address the tax consequences to (i) persons that are not United States Persons, (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations and dealers in securities or currencies, (iii) persons that will hold Series 2 Preferred Securities as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes, (iv) persons whose functional currency is not the United States dollar or (v) persons that do not hold Series 2 Preferred Securities as capital assets.

  The statements of law or legal conclusion set forth in this summary constitute the opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the Corporation and the Series 2 Issuer Trust. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of Series 2 Preferred Securities. In particular, legislation has been proposed that could adversely affect the Corporation's ability to deduct interest on the Series 2 Subordinated Debentures, which may in turn permit the Corporation to cause a redemption of the Series 2 Preferred Securities. See "--Possible Tax Law Changes." An opinion of counsel is not binding on the Internal Revenue Service or the courts, and the authorities on which this summary is based are subject to various interpretations. It is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of Series 2 Preferred Securities may differ from the treatment described below.

  PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SERIES 2 PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

CLASSIFICATION OF THE SERIES 2 ISSUER TRUST

  In connection with the issuance of the Series 2 Preferred Securities, Orrick, Herrington & Sutcliffe LLP will render its opinion to the effect that, under then current law and assuming compliance with the terms of the Trust Agreement, and based on certain facts and assumptions contained in such opinion, the Series 2 Issuer Trust will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of Series 2 Preferred Securities (a "Securityholder") will be treated as owning an undivided beneficial interest in the Series 2 Subordinated Debentures. Accordingly, each Securityholder will be required to include in its gross income its pro rata share of the items of income realized with respect to the Series 2 Subordinated Debentures whether or not cash is actually distributed to the Securityholders. See "--Interest Income and Original Issue Discount." No amount included in income with respect to the Series 2 Preferred Securities will be eligible for the dividends-received deduction.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

  Final Treasury Regulations issued on June 11, 1996 generally provide that stated interest on a debt instrument is not "qualified stated interest" and, therefore, will give rise to original issue discount ("OID") unless such interest is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Interest is considered to be unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment (other than late payment that occurs within a reasonable grace period) or non-payment a "remote contingency."

  Under the Junior Subordinated Indenture, the Corporation has the right, at any time and from time to time during the term of the Series 2 Subordinated Debentures to defer payments of interest by extending the interest payment period for a period not exceeding 10 consecutive semi-annual periods with respect to each Extension Period. Unless the likelihood of exercise of such right to defer is remote, the Series 2 Subordinated Debentures would be issued with OID. During any Extension Period, (a) the Corporation will not be permitted to declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, and (b) the Corporation will not be permitted to make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Corporation that rank pari passu with or junior to the Series 2 Subordinated Debentures (although these restrictions will not apply to dividends or distributions in common stock of the Corporation and in certain other limited situations). See "Certain Terms of Series 2 Subordinated Debentures--Option to Extend Interest Payment Period." The Corporation currently believes that the adverse impact that the imposition of such restrictions would have on the Corporation and the value of the equity securities of the Corporation makes the likelihood of the Corporation exercising its right to defer payments of interest on the Series 2 Subordinated Debentures remote. Accordingly, the Corporation believes that the stated interest on the Series 2 Subordinated Debentures should be considered unconditionally payable for purposes of the OID provisions of the Code and that the Series 2 Subordinated Debentures should not be considered to have been issued with OID (other than de minimis OID, if any). As a result, each Securityholder will be required to include interest payments in taxable income at the time accrued or received in accordance with its own method of accounting. There can be no assurance, however, that the Internal Revenue Service will agree with such determination.

  However, if the Corporation does exercise its right to defer payments of interest thereon, the Series 2 Subordinated Debentures will be considered to be retired and reissued for their adjusted issue price at such time, and the Series 2 Subordinated Debentures thereafter will be considered to have been issued with OID. In such case, all the interest payments thereafter payable will be treated as OID. If the payments were treated as OID (either because the Corporation exercises the right to defer interest payments or because the exercise of such right was not remote at the time of issuance), holders must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. The amount of OID that accrues in any semi-annual period will approximately equal the amount of the interest that accrues in that semi-annual period at the stated interest rate and any de minimis OID allocated to such period. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period and any de minimis OID allocated to such period on an economic accrual basis over the length of the extended interest period. A Securityholder that disposes of the Series 2 Preferred Securities during an Extension Period may suffer a loss because the market value of the Series 2 Preferred Securities likely will fall if the Corporation exercises its option to defer payments of interest on the Series 2 Subordinated Debentures. To the extent the selling price is less than the Securityholder's adjusted tax basis (which will include all accrued but unpaid interest), a Securityholder will recognize a capital loss.

DISTRIBUTION OF SERIES 2 SUBORDINATED DEBENTURES TO HOLDERS OF SERIES 2 PREFERRED SECURITIES

  Under current law, a distribution by the Series 2 Issuer Trust of the Series 2 Subordinated Debentures, as described under the caption "Certain Terms of Series 2 Preferred Securities-- Liquidation of Series 2 Issuer Trust and Distribution of Series 2 Subordinated Debentures to Holders," will be non-taxable and will result in the Securityholder receiving directly his pro rata share of the Series 2 Subordinated Debentures previously held indirectly through the Series 2 Issuer Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Series 2 Preferred Securities before such distribution.

SALES OR REDEMPTION OF SERIES 2 PREFERRED SECURITIES

  Gain or loss will be recognized by a Securityholder on a sale of Series 2 Preferred Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the Securityholder's adjusted tax basis in the Series 2 Preferred Securities sold or so redeemed. A Securityholder's adjusted tax basis in the Series 2 Preferred Securities will be increased by any OID included in gross income and decreased by any interest payments not treated as "qualified stated interest." See "--Interest Income and Original Issue Discount." Gain or loss recognized by a Securityholder on Series 2 Preferred Securities held for more than one year generally will be taxable as long-term capital gain or loss. Amounts attributable to accrued interest with respect to a Securityholder's pro rata share of the Series 2 Subordinated Debentures not previously included in income will be taxable as ordinary income.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

  The amount of interest paid or OID accrued on the Series 2 Preferred Securities held of record by United States Persons (other than corporations and other exempt Securityholders) will be reported to the Internal Revenue Service. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

  Payment of the proceeds from the disposition of Series 2 Preferred Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

  Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

  It is anticipated that income on the Series 2 Preferred Securities will be reported to holders on Form 1099 and mailed to holders of the Series 2 Preferred Securities by January 31 following each calendar year.

POSSIBLE TAX LAW CHANGES

  On March 19, 1996, the Revenue Reconciliation Bill of 1996 (the "Bill"), the revenue portion of President Clinton's budget proposal, was released. The Bill would generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 20 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. For purposes of determining the weighted average maturity or the term of an instrument, any right to extend would be treated as exercised. The above-described provisions of the Bill were proposed to be effective generally for instruments issued on or after December 7, 1995. If these provisions were to apply to the Series 2 Subordinated Debentures, the Corporation would be unable to deduct interest on the Series 2 Subordinated Debentures. However, on March 29, 1996, the Chairmen of the Senate Finance and House Ways and Means Committees issued a joint statement to the effect that it was their intention that the effective date of the President's legislative proposals, if adopted, will be no earlier than the date of appropriate Congressional action. Under current law, the Corporation will be able to deduct interest on the Series 2 Subordinated Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not affect the ability of the Corporation to deduct interest on the Series 2 Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit the Corporation to cause a redemption of the Series 2 Preferred Securities, as described more fully in the accompanying Prospectus under "Description of Preferred Securities--Redemption" and "-- Distribution of Corresponding Junior Subordinated Debentures."

                         CERTAIN ERISA CONSIDERATIONS

  Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Series 2 Preferred Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

  Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(5) of ERISA) are not subject to the requirements of ERISA or
Section 4975 of the Code.

  Under a regulation (the "Plan Assets Regulation") issued by the U.S. Department of Labor (the "DOL"), the assets of the Series 2 Issuer Trust would be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Series 2 Issuer Trust and no exception were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in a trust.

  Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Series 2 Issuer Trust would not be deemed to be "plan assets" of investing Plans if the Series 2 Preferred Securities are "publicly-offered securities"--that is, if they are (1) widely held (i.e., owned upon completion of this offering by more than 100 investors who are independent of the Corporation and one another, (2) freely transferable and (3) sold as part of an offering pursuant to an effective registration statement under the Securities Act and then timely registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It is expected that the Series 2 Preferred Securities will meet the criteria for qualification as "publicly-offered securities" listed above. The Underwriters expect that the Series 2 Preferred Securities will be held by at least 100 independent investors at the conclusion of this offering; there are no restrictions imposed on the transfer of the Series 2 Preferred Securities; and the Series 2 Preferred Securities will be sold as part of an offering pursuant to an effective registration statement under the Securities Act and then will be timely registered under the Exchange Act.

  Certain transactions involving the Series 2 Issuer Trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Series 2 Preferred Securities were acquired with "plan assets" of such Plan and assets of the Series 2 Issuer Trust were deemed to be "plan assets" of Plans investing in the Series 2 Issuer Trust because such Securities failed to qualify as "publicly-offered securities." For example, if the Corporation is a Party in Interest with respect to an investing Plan (either directly or by reason of its ownership of Bank of America, BAI, BANW and other subsidiaries), extensions of credit between the Corporation and the Series 2 Issuer Trust (as represented by the Series 2 Subordinated Debentures and the Series 2 Guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below).

  The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Series 2 Preferred Securities, even if assets of the Series 2 Issuer Trust were deemed to be "plan assets" of Plans investing in the Series 2 Issuer Trust (see above). Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Series 2 Preferred Securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences under ERISA of the acquisition and ownership of the Series 2 Preferred Securities. The Corporation and certain of its bank or other affiliates may be Parties in Interest with respect to certain Plans, such as Plans for which Bank of America serves as trustee. Special caution should be exercised by any fiduciary who proposes to cause a Plan to purchase the Series 2 Preferred Securities.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation and the Series 2 Issuer Trust have agreed that the Series 2 Issuer Trust will sell to UBS Securities LLC, Morgan Stanley & Co. Incorporated, BA Securities, Inc. and Chase Securities Inc. (the "Underwriters"), and the Underwriters have agreed to purchase from the Series 2 Issuer Trust, at a price of $999.38 per Series 2 Preferred Security the respective number of Series 2 Preferred Securities set forth opposite their names below. UBS Securities LLC and Morgan Stanley & Co. Incorporated are acting as joint lead managers with respect to this offering. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Series 2 Preferred Securities offered hereby if any of the Series 2 Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                      NUMBER OF
                                                                       SERIES 2
                                                                      PREFERRED
                                                                      SECURITIES
                                UNDERWRITER                           ----------
      UBS Securities LLC.............................................  175,000
      Morgan Stanley & Co. Incorporated..............................  175,000
      BA Securities, Inc. ...........................................   50,000
      Chase Securities Inc. .........................................   50,000
                                                                       -------
          Total......................................................  450,000
                                                                       =======

  In view of the fact that the proceeds from the sale of the Series 2 Preferred Securities will be used to purchase the Series 2 Subordinated Debentures issued by the Corporation, the Underwriting Agreement provides that the Corporation will pay as Underwriters' Compensation for the Underwriters' arranging the investment therein of such proceeds an amount of $10 per Series 2 Preferred Security for the accounts of the several Underwriters.

  The distribution of the Series 2 Preferred Securities by the Underwriters is being effectuated from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of each sale. In connection with the sale of any Series 2 Preferred Securities, the Underwriters may be deemed to have received additional compensation from the Corporation equal to the difference between the amount received by the Underwriters upon the sale of such Series 2 Preferred Securities and the price at which the Underwriters purchased such Series 2 Preferred Securities from the Series 2 Issuer Trust. In addition, the Underwriters may sell Series 2 Preferred Securities to or through certain dealers, and dealers may receive compensation in the form of concessions or commissions from the Underwriters.

  Prior to this offering, there has been no public market for the Series 2 Preferred Securities. The Underwriters have advised the Corporation that they intend to make a market in the Series 2 Preferred Securities, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series 2 Preferred Securities.

  The Corporation and the Series 2 Issuer Trust have agreed to indemnify the several Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act").

  Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Series 2 Preferred Securities offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Rules of Conduct. Offers and sales of

Series 2 Preferred Securities will be made only to (i) "qualified institutional buyers", as defined in Rule 144A under the Act; (ii) institutional "accredited investors", as defined in Rule 501(a)(1)-(3) of Regulation D under the Act or (iii) investors for whom an investment in non-convertible investment grade preferred securities is appropriate. The Underwriters may not confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

  BA Securities, Inc. ("BASI") is a wholly-owned subsidiary of the Corporation and an affiliate of the Series 2 Issuer Trust. Accordingly, any offer and sale of the Series 2 Preferred Securities will comply with Rule 2720 of the Rules of Conduct of the NASD regarding underwriting securities of an affiliate. No NASD member participating in the offering of the Series 2 Preferred Securities will execute a transaction in the Series 2 Preferred Securities in a discretionary account without the prior written specific approval of the member's customer.

  This Prospectus Supplement and the accompanying Prospectus may be used by BASI in connection with offers and sales related to secondary market transactions in the Series 2 Preferred Securities. BASI may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

  Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment, general financing and banking services to the Corporation and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                            VALIDITY OF SECURITIES

  Certain matters of Delaware law relating to the validity of the Series 2 Preferred Securities, the enforceability of the Trust Agreement and the creation of the Series 2 Issuer Trust will be passed upon by Richards, Layton & Finger, special Delaware Counsel to the Corporation and the Series 2 Issuer Trust. The validity of the Series 2 Guarantee and the Series 2 Subordinated Debentures will be passed upon for the Corporation by Orrick, Herrington & Sutcliffe LLP, San Francisco, California and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. Orrick, Herrington & Sutcliffe LLP and Sullivan & Cromwell will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Corporation by Orrick, Herrington & Sutcliffe LLP.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, THE ISSUER TRUSTS OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION OR THE ISSUER TRUSTS SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                ---------------
                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                          PROSPECTUS SUPPLEMENT
Risk Factors..............................................................  S-4
BankAmerica Capital II....................................................  S-9
BankAmerica Corporation...................................................  S-9
Ratio of Earnings to Fixed Charges........................................ S-10
Capitalization............................................................ S-11
Accounting Treatment...................................................... S-13
Certain Terms of Series 2 Preferred Securities............................ S-13
Certain Terms of Series 2 Subordinated Debentures......................... S-18
Certain Federal Income Tax Consequences................................... S-22
Certain ERISA Considerations.............................................. S-25
Underwriting.............................................................. S-27
Validity of Securities.................................................... S-28
                                PROSPECTUS
Available Information ....................................................    4
Incorporation of Certain Documents by Reference...........................    5
BankAmerica Corporation...................................................    6
The Issuer Trusts.........................................................    8
Use of Proceeds...........................................................    9
Description of Junior Subordinated Debentures.............................    9
Description of Preferred Securities.......................................   22
Description of Guarantees.................................................   33
Relationship Among the Preferred Securities, the Corresponding Junior
 Subordinated Debentures and the Guarantees...............................   36
Description of Debt Securities............................................   38
Book-Entry Issuance.......................................................   48
Plan of Distribution......................................................   50
Validity of Securities....................................................   51
Experts...................................................................   51

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                          450,000 PREFERRED SECURITIES

                             BANKAMERICA CAPITAL II

                        8% CUMULATIVE SEMI-ANNUAL INCOME
                             PREFERRED SECURITIES,
                                    SERIES 2

                     FULLY AND UNCONDITIONALLY GUARANTEED,
                       TO THE EXTENT DESCRIBED HEREIN, BY


                       [LOGO OF BANKAMERICA CORPORATION]

                                 UBS SECURITIES

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                              BA SECURITIES, INC.

                             CHASE SECURITIES INC.

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                            [LOGO OF RECYCLED PAPER]